Filed by Caremark Rx, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and Deemed

Filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Caremark Rx, Inc.

Commission File No.: 001-14200

SETTING THE RECORD STRAIGHT ABOUT THE CVS MERGER AND THE EXPRESS SCRIPTS PROPOSAL

1.	Why did Caremark choose a vertical merger with CVS rather than a horizontal transaction with another PBM?

•	The transaction with CVS is a strategic merger of equals that will define and lead the next evolution of the pharmaceutical services industry, creating significant value for customers through the introduction of new products and services. In turn, it will deliver immediate and concrete value to shareholders and has a high certainty of closing.

•	Before entering into the CVS/Caremark transaction, Caremark spent over a year exploring and evaluating what strategic direction the company should take, in order to ensure that the company was best positioned to adapt to the changing healthcare environment and continue to deliver maximum value to shareholders.

•	The board and management considered a number of different alternatives, and weighed the relative merits of each approach.

•	As a result of CVS’s powerful direct connection with the consumer and its complementary suite of pharmaceutical, specialty and urgent care services, Caremark began discussions with CVS regarding a potential combination.

•	The CVS/Caremark merger has already received all the necessary regulatory approvals from the FTC and SEC. The upcoming shareholder votes are the last step in this process. We anticipate closing this transaction promptly following approval by Caremark’s shareholders of this merger on February 20th and approval by CVS’ shareholders at their meeting on February 23rd.

2.	What was Caremark’s board’s involvement in this process?

•	The board was actively involved in this process, meeting no less than 16 times during the course of discussions and negotiations with CVS and the evaluation of the unsolicited proposal from Express Scripts.

•	The active role played by the Caremark Board in this process is detailed in our joint proxy and prospectus.

3.	Why did the Caremark board reject the Express Scripts bid?

•	Following careful analysis and consideration, the Caremark board of directors determined that Express Scripts has not put forth a transaction that would lead to a superior proposal for Caremark or its stockholders.

•	Specifically, the proposed acquisition of Caremark by Express Scripts:
–	Lacks strategic rationale
–	Creates the risk of significant customer attrition
–	Would result in destruction of stockholder value
–	Faces significant, possibly insurmountable, antitrust risks and timing delays
–	Would result in a highly leveraged and weakened business with diminished financial strength and flexibility
–	Is a highly conditional, illusory offer

•	Caremark strongly believes the CVS/Caremark merger is in the best strategic and financial interest of the company and its shareholders and looks forward to putting it to a shareholder vote on February 20, 2007 – months before any potential Express Scripts transaction could be consummated, if at all.

4.	Isn’t Express Scripts offering a higher premium?

•	Express Scripts’ so-called premium is actually no premium at all.

•	Through the merger with CVS, Caremark shareholders will receive 1.67 shares of CVS/Caremark stock for each share of Caremark they own in this merger of equals transaction. This consideration will allow shareholders to fully benefit from the enhanced growth potential of this exciting new company.

•	In addition, the companies recently announced that Caremark shareholders will also receive a special one-time cash dividend of $2.00 per share, payable promptly upon closing of the transaction.

•	In comparison, Express Scripts’ offer is approximately half cash and would be unlikely to close until at least the third quarter of this year according to Express Scripts’ own timetable. In fact, in its amended proxy filed on January 22nd, Express Scripts further hedged on timing, acknowledging that there are no assurances that even a third quarter close can be met. Clearly, a dollar today is worth more than a dollar many months from now.

•	When one properly discounts the cash Express Scripts may or may not deliver a half year or more from now, the present value of their offer is conservatively worth $2.00 to $3.00 less per share than the nominal value of their bid.

•	In fact, based on the closing stock prices of the companies on January 22nd, and factoring in the dividend, the CVS/Caremark transaction offers Caremark shareholders greater immediate value than the Express Scripts offer, even before discounting for the substantial delay and risk associated with closing the ES transaction.

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Express Scripts also has argued that the remaining value of its proposal can be derived by applying its proposed exchange ratio to its current stock price. The truth is that there is no way of knowing what the value of the Express Scripts proposal would be following antitrust review and a lengthy period of uncertainty and potential significant business dislocations. We also don’t know if they might try to reduce the value of their proposal after a period of prolonged uncertainty. Finally, who can say what the future value of the stock component would be given the highly leveraged nature of a combined Caremark/Express Scripts?

•	Along with the immediate value that Caremark shareholders would receive from the CVS/Caremark transaction, Caremark shareholders also have the opportunity to participate in the significant upside the combined company expects to deliver.

•	Promptly following the close of the transaction, CVS/Caremark will undertake an accelerated share repurchase program that will retire 150 million of the outstanding shares of the combined company, approximately 10 percent of the combined company’s shares.

•	We expect the share retirement to enable the new company to achieve double-digit cents-per-share accretion in 2008 and significantly increase the combined company’s return on equity.

•	CVS/Caremark is expected to generate in excess of $500 million in cost synergies as well as $800 million to $1 billion in revenue synergies in 2008 and more thereafter.

•	We believe strongly that both the value represented by the CVS merger consideration and the long-term intrinsic opportunity that will be created by this combination exceed the value of Caremark on an independent stand-alone basis and are far superior to the Express Scripts proposal.

5.	Why does Caremark say that the Express Scripts transaction is value destructive?

•	There are substantial reasons to be concerned about the significant financial ramifications and value destruction that would result from a combination of Caremark and Express Scripts due to the likely customer losses, employee attrition, substantial leverage and considerable regulatory risks associated with their proposal.

•	These issues would most certainly be exacerbated given that the Express Scripts transaction would be conducted on a hostile basis and their poor track record of integrating even small acquisitions.

6.	What makes the Express Scripts deal highly conditional?

•	Express Scripts’ proposal and hostile exchange offer contain such a large number of conditions that the “offer” should be viewed as purely illusory.

•	For instance, the ES transaction remains subject to the following conditions:
–	Express Scripts’ due diligence review;
–	Express Scripts shareholder approval, which they have not yet even commenced undertaking to secure;
–	A walk-away right if their financing fails due to an inability to satisfy contingencies under debt commitment letters;
–	Antitrust approval;

–	Satisfaction of certain Delaware anti-takeover requirements that cannot readily be satisfied absent Caremark’s prior Board approval;
–	No decline in the Dow Jones Industrial Average, the Standard & Poor’s Index or the NASDAQ—100 Index by an amount in excess of 15% or any material adverse change in the market price in shares of Caremark Common Stock; and
–	Express Scripts’ sole unilateral right to change its proposal or withdraw its proposal based on any of these factors or otherwise.

•	By Express Scripts’ own admission in their amended proxy dated January 22nd:
–	“Even if the CVS Merger Agreement is rejected by [Caremark’s] stockholders, there is no guarantee that [Caremark] stockholders will accept our Offer and that the other conditions to our Offer will be met and, therefore, the result could be that [Caremark] would remain independent of both CVS and Express Scripts.”
–	“As a result, Caremark’s stockholders cannot be guaranteed that any premium to the price offered in the CVS merger will be paid to them based solely on their rejection of the CVS merger.”
–	“There can be no assurances that this timeframe [3Q07] will be met.”

7.	Will Express Scripts be able to obtain antitrust approval?

•	As their proposal would combine the second and third largest PBMs, and two of the only three large-national PBMs, Express Scripts’ proposal carries significant antitrust risk and a potentially long review period would cause significant uncertainty in our business.

•	When the FTC looked at the Caremark/Advance PCS transaction, it focused on the provision of PBM services by national full service PBMs and the impact on large employers that require broad PBM service offerings on a national scope. Currently, the top three PBMs account for approximately 80 percent of the large employer market. A combined Express Scripts/Caremark would cover 55 percent of that market, dwarfing Medco, which would become a distant number two player with a 25 percent market share. The heavy concentration of covered lives in a single entity is likely to trigger a regulatory challenge.

•	The antitrust issues presented by Express Scripts’ proposal could substantially delay closing, could prevent closing altogether, or could result in the imposition of conditions by antitrust regulators that adversely impact the value of the combined business, the amount of any projected synergies, Express Scripts’ ability to obtain financing for the transaction, and the terms of any such financing.

•	Government officials, customers and competitors have already voiced their concern about this transaction to regulators. Existing and potential customers have already told us they are worried about how this lengthy process will impact our ability to serve them.

•	Even absent a lengthy antitrust review, there are other significant timing delays associated with the Express Scripts proposal. Importantly, there is no clear path to consummation of an Express Scripts offer in any near-term time frame, and the Caremark Board has indicated strongly that it does not believe that an Express Scripts transaction is in the best interests of Caremark and its shareholders.

•	The CVS/Caremark transaction has already cleared this significant regulatory hurdle and can be consummated immediately following Caremark’s and CVS’s shareholders meetings in February.

8.	What are the risks of customer attrition under an Express Scripts deal?

•	As Express Scripts is well aware, Caremark has won approximately $1 billion in net revenue from Express Scripts since 2004. Many of these clients have left Express Scripts because of dissatisfaction with Express Scripts’ service and performance. We believe there is a substantial risk that Caremark would lose these clients in the event that Express Scripts acquires Caremark.

•	Caremark has also heard opposition from additional clients regarding this unsolicited proposal, and we believe there is a substantial risk that they would not renew those contracts in the event that Express Scripts acquires Caremark. Caremark is also in the midst of the 2007 selling season and has large strategic accounts currently out for bid. Uncertainty regarding management and service will put these accounts at risk and likely result in Caremark not being the vendor selected for new contracts.

•	Therefore, Express Scripts’ claim of $500 million in synergies is illusory given the likely customer defections, as well as the loss of customers that would accompany a protracted offer period during the current selling season.

•	Caremark customers fully support the merger with CVS, which has virtually no integration risk. We have conservatively estimated annual cost synergies in excess of $500 million. In addition, we expect to achieve between $800 million and $1 billion in incremental revenues in 2008 and significantly more thereafter.

9.	Is Express Scripts capable of handling a transaction of this size?

•	An Express Scripts/ Caremark combination would be roughly 20x the size of the largest acquisition Express Scripts has made to date and Caremark is nearly three times bigger than Express Scripts itself.

•	This is particularly troublesome because Express Scripts has had difficulty integrating even small acquisitions. If shareholders look closely at Express Scripts’ past track record as an acquirer they will see a history of management attrition, integration costs well in excess of estimates, and other problems.

•	We have no confidence in their ability to handle a deal like this, especially given their admitted past problems integrating much smaller acquisitions.

•	Express Scripts misleadingly references select recent acquisitions as examples of past success, yet leaves out those with notable problems, such as its ill-fated investment in Planet Rx and the management departures and integration delays and cost overruns in their specialty pharmacy acquisitions.

•	It is also worth noting that hostile transactions pose significantly greater risks of customer and employee attrition. These risks are further exacerbated in this instance by the vastly different operating and business strategies of Caremark and Express Scripts.

•	The Caremark and CVS management teams have a proven track record of handling mergers of this size and scale. In fact, we have already begun planning for integration and are very pleased with how this process is progressing.

10.	Wasn’t Caremark required to consider higher bids for the Company once it agreed to merge with CVS?

•	The CVS/Caremark transaction does not, under any circumstances, trigger an auction process, but rather is a strategic move to address the changing landscape of the pharmaceutical services industry.

•	The board determined that the Express Scripts proposal was not reasonably likely to lead to a superior competing offer, and under the terms of the agreement with CVS, which are standard and customary, the Company was prevented from pursuing discussions with Express Scripts once this determination was made.

•	In the end, Caremark’s stockholders will have the final say in this process. We are confident that our stockholders will agree with the Board’s recommendation and support the CVS/Caremark transaction.

11.	Did Caremark speak to Medco or Express about a potential transaction in the past?

•	As was reported, Medco did approach Caremark during the negotiations with CVS; however, these very preliminary discussions did not progress beyond the initial stage. No confidential business information was exchanged between the parties, and no proposals for a potential business combination were made or discussed.

•	Caremark’s management team also had preliminary discussions with Express Scripts management in mid 2005. The preliminary discussions did not advance beyond a single meeting, and more importantly have no relevance in today’s marketplace.

•	Since that time, the Caremark Board and management examined all the options available to create further value for shareholders and determined that simply creating a larger PBM would not create additional value for either our shareholders or our customers.

•	The pharmaceutical services market place has changed significantly since Caremark had preliminary discussions with Express Scripts, and during this same period of time Caremark and Express Scripts have changed as well.

•	As a result of an increasingly consumer-centric healthcare environment, customers are asking Caremark to bring services closer to consumers and to provide more and better services to keep plan participants healthy.

•	A transaction with Express Scripts does not meet these needs, provides no new or differentiated programs and services, and does not address a changing industry landscape in any way.

12.	Is Caremark management favoring the CVS deal because it guarantees them jobs in the new company?

•	CVS has offered jobs to senior Caremark executives to maintain PBM management continuity and ensure maximum value creation for shareholders. As a result of Caremark’s performance and sizeable shareholder returns over the past several years –more than 1300% total return since November 1998 – CVS has expressed a desire to retain key executives to run the combined company’s pharmaceutical services business.

•	Mac Crawford, Chairman, President and CEO of Caremark will become the new company’s Chairman. Far from being a condition of the transaction, Mr. Crawford was named Chairman in order to ensure that the combined company would benefit from his substantial industry experience and successful integration track record. Mr. Crawford’s continued leadership and involvement in the business as Chairman was a measure to maximize shareholder value, not detract from it.

13.	Is Caremark management pursuing the CVS deal because they make more money under that deal?

•	The impact to vesting and exercise under stock option plans, executive employment agreements and other retirement and benefit plans is the same under either a merger with CVS or an acquisition by Express Scripts.

•	Most Caremark executives, including Mr. Crawford, would receive at least the same amount of compensation, and in some cases more, under the Express Scripts deal than under the merger with CVS.

•	In fact, Mr. Crawford would receive a larger severance payment under the Express Scripts offer as the decision he made to forgo a large portion of his severance to demonstrate his commitment to the CVS deal would not apply to an Express deal.

•	The only additional benefit Mr. Crawford receives in the CVS deal is the annual director compensation, which has not been determined. He will no longer receive his salary and bonus.

14.	Is there anything unusual about the indemnification provisions in the CVS transaction?

•	The indemnification provisions of the CVS/Caremark merger agreement are customary and consistent with the provisions seen in strategic merger combinations of similar size and scale.

•	The indemnification rights of Caremark directors and executive officers, both before and after the CVS transaction, are customary for directors and executive officers of corporations incorporated in Delaware. The indemnification provisions contained in the merger agreement merely continue the existing indemnification provisions applicable to Caremark’s directors and officers.

•	Under the proposed Express Scripts transaction, it would be expected that Express Scripts provide similar indemnification terms and assume the indemnity obligations Caremark provides to its directors and executive officers just as CVS is doing.

15.	Is there anything unusual about the break-up fee in the CVS/Caremark deal?

•	All of the provisions of the CVS/Caremark merger agreement, including the break-up fee, are customary and consistent with the provisions seen in strategic merger combinations of similar size and scale. They are not only lawful and appropriate, but they are routine in large M&A transactions in the marketplace.

•	The break-up fee value is standard for transactions of this size, representing 3% of the transaction value. In fact, the fee is actually somewhat below the standard used in other comparable transactions.

•	Additionally, the break-up fee is not payable simply in the event that Caremark shareholders vote against the CVS merger, as has been incorrectly reported.

•	The break-up fee would be payable only in the event that the Board changes its recommendation in favor of a transaction with another party or Caremark consummates a transaction with a third party or enters into an agreement to do so within twelve months of the termination of the CVS/Caremark merger agreement.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Caremark and CVS. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to Caremark, CVS or the combined company or the transaction, are intended to identify those assertions as forward-looking statements. Such statements include, but are not limited to, statements about the benefits of the merger, information about the combined company, including expected synergies and projected revenues and cash flows, combined operating and financial data, including future financial and operating results, the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain closing conditions and whether and when the merger will be consummated. These statements are based upon the current beliefs and expectations of management of Caremark and CVS and are subject to a number of factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. The following factors, among other things, could cause actual results to differ from the forward-looking statements in this document: (1) the companies may be unable to obtain stockholder or regulatory approvals in a timely manner, if at all; (2) the businesses of Caremark and CVS may not be integrated successfully or as quickly as expected; (3) cost savings and any other synergies or cash flows from the merger may not be fully realized or may take longer to realize than expected; (4) the transaction may involve unexpected costs; (5) the businesses and results of operations of Caremark and CVS may suffer as a result of uncertainty surrounding the transaction; and (6) the industry may be subject to future regulatory or legislative action. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur.

You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release. Risk factors affecting the businesses of each of Caremark and CVS are set forth in, and may be accessed through, each company’s filings with the SEC. These and other factors relating to the merger are available in the joint proxy statement/prospectus filed with the SEC.

Important Information for Investors and Stockholders

CVS has filed with the SEC a registration statement on Form S-4 that was declared effective by the SEC on January 19, 2007. This registration statement includes a joint proxy statement/prospectus in connection with the proposed merger. Caremark and CVS urge investors and stockholders to read the joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they contain important information.

Investors and stockholders are currently able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com. Documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Investors and stockholders may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of Caremark stockholders to approve the merger at the following address: Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022.